Exhibit 99.2

To All Managers, Directors & Vice Presidents:

It is imporant for all employees of MusclePharm to communicate properly but always be mindful to follow protocol intended to assure compliance with corporate guidelines, company policies and maintain the confidentiality (internally and externally) of non-publically disclosed company information.  Appropriate guidance is not always available on such topics and we are providing this overview to assure that proper channels are used to discuss internal matters, including within our organization.   To this end, I have attached an updated Corporate Communications Policy to assist you in understanding your duties and responsibilities.

The easiest way to assure our standards are met and to address any gaps quickly and avoid potential law violations is to follow good communications practices:

•	Document all communication outside of your typical chain of comand and always inform your immediate supervisor if you receive any unusual internal or external requests for information;
•	Never communicate through blogs, message boards, or facebook like posts;
•

When speaking or responding to inquiries which may be sensitive or confidential (examples include operations, financial results, credit and collections matters, financial matters, contracts, A/R, A/P)  always promptly inform your C-Level (CFO, COO, etc.) supervisor of the request or of any communication, along with the President and CEO.

•	Examples of external inquires about confidential or sensitive information that should be referred are:
o	Customers
o	Vendors
o	Suppliers
o	Lendgers
o	Fellow Employees
o	Anlysts and Investors
o	Directors
o	Press and Media

•	When in doubt, it’s better to seek guidance frin your C-Level Officer, President or CEO prior to responding.
•

If you suspect or inadvertantly cause a potential breach of policy or guidelines (or feel you cannot communicate to C-Level, President or CEO), you must notify Michael Doron (Chairman of the Governance Committee).  If you are aware of any potential improper or illegal activities you may also refer to our Designated Legal Counsel and our Whistleblower Policy for further action.

michael.doron@musclepharm.com (Chairman)

hkesner@srff.com (Designated Legal Counsel/Whistleblower Contact)

There exists the possiblity that the Company’s efforts can be damaged by premature, partial, or improper disclosures and therefore we urge all employees to follow the above principles in their dealings with constituencies and to maintain accurate records of all contacts and communications.

Your Superviosr has either held a meeting with you or will shortly be holding a meeting with you to discuss this topic and answer any questions you may have to insure this is extremely clear.

Failute to adhere to the above principles could result in disciplinary or other action.

In advance, we appreciate your support.

Sincerely,

The MusclePharm Management Team

Cc:	MP President
MP CEO
MP Governance Committee Chairman
SRFF
MP Board of Directors